AIRO Group Holdings, Inc.

5001 Indian School Road NE, Suite 100

Albuquerque, NM 87110

April 16, 2025

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dale Welcome, Andrew Blume, Patrick Fullem and Jay Ingram

Re:	AIRO Group Holdings, Inc.
Registration Statement on Form S-1, as amended (File No. 333-285149)

Ladies and Gentlemen:

AIRO Group Holdings, Inc. (the “Company”) hereby withdraws its request, dated April 14, 2025, that the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”) be accelerated to 4:00 p.m. Eastern time, on April 16, 2025, or as soon thereafter as possible.

Please contact Christina Roupas of Cooley LLP at (312) 881-6670 or, in her absence, Courtney Tygesson of Cooley LLP at (312) 881-6680, counsel to the Company, if there are any questions regarding this matter.

Very truly yours,

AIRO Group Holdings, Inc.

/s/ Joseph Burns
By:	Captain Joseph D. Burns
Title:	Chief Executive Officer